Exhibit (21)
Subsidiaries of Potlatch Corporation
as of December 31, 2012 (1)

Name	State in Which Organized
PFHI Idaho Investment LLC	Delaware
PFPC McCall Investment LLC	Delaware
Potlatch Forest Holdings, Inc.	Delaware
Potlatch Land & Lumber, LLC	Delaware
Potlatch Timberlands LLC	Delaware
Red Springs LLC	Arkansas
TP Forest Lands LLC	Arkansas
(1) All of the subsidiaries in the above list are wholly owned, either directly or indirectly, by Potlatch Corporation.